Exhibit 12

ANADARKO PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF
EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Six Months Ended June 30, 2006 and Five Years Ended December 31, 2005
Six Months
Ended
	June 30,	Years Ended December 31

millions except ratio amounts	2006	2005	2004	2003	2002	2001

Gross Income from
Continuing Operations	$1,941	$3,611	$2,458	$1,850	$1,219	$210
Rentals	8	13	10	8	12	13

Earnings	1,949	3,624	2,468	1,858	1,231	223

Gross Interest Expense	132	266	428	365	343	268
Rentals	8	13	10	8	12	13

Fixed Charges	$140	$279	$438	$373	$355	$281

Preferred Stock
Dividends	3	8	8	9	9	14

Combined Fixed Charges
and Preferred Stock
Dividends	$143	$287	$446	$382	$364	$295

Ratio of Earnings to
Fixed Charges	13.92	12.99	5.63	4.98	3.47	0.79

Ratio of Earnings to
Combined Fixed Charges
and Preferred Stock
Dividends	13.63	12.63	5.53	4.86	3.38	0.76

These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income from continuing operations before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.